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                           FILED BY COUNTY BANK CORP
             PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                            COMMISSION FILE: 0-17482

                                SUBJECT COMPANY:
                                COUNTY BANK CORP

                         [COUNTY BANK CORP LETTERHEAD]

December 29, 2000


Dear Shareholder:

Enclosed is your fourth quarter cash dividend of $.20 per share and a special cash dividend of $.30 per share. Both dividends are payable December 29, 2000 to shareholders of record December 15, 2000. This represents the 141st consecutive cash dividend paid to our shareholders and both dividends are a $.02 increase over last year. Thus, the cash dividend for 2000 totals $1.04, an increase of $.105 over 1999.

Earnings for 2000 are expected to be very close to last year's $3,278,000. Through November, net interest income is up nearly $475,000 over last year and outstanding loans will end the year at approximately $2 million more than 1999's year-end. Loan activity was stronger during the year, but several successful large loans were paid off later in the year, thus reducing our reportable loan growth at year-end. In addition, the provision for loan losses was increased by $120,000 over last year's level and other income is down, due to nonrecurring gains in 1999. Although occupancy expense is down from last year, personnel expense is up $164,000 through eleven months. Not withstanding the above, earnings are expected to be greater than our peers with a return on average assets approximating 1.5%.

Total assets are currently hovering near the $220 million mark, with deposits at $192 million. Investment securities have risen to $59 million, from the growth in deposits. Capital remains strong at $25 million and exceeds regulatory requirements. Currently the price of your stock has returned to the $39-40 price range, after declining from its prior $40-41 price.


The year has been good for County Bank Corp and we anticipate another solid year in 2001, with hopes that the economy starts to pick up again. I hope you too have a prosperous, successful and healthy year.


Very truly yours,

/s/ Curt Carter

Curt Carter
President